YELLOW7
104 Hardwicke Lane
Little Elm, Texas 75068

January 26, 2011

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:          Yellow7, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed: January 4, 2011
File No.: 333-170578

Dear Mr. Spirgel:

We are in receipt of your correspondence dated January 24, 2011, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Registration Statement on Form S-1

Prospectus Cover Page

1.	Reference to offers and sales of shares by the Company has been deleted.

2.	All references in the document reflect Over the Counter Bulletin Board (OTCBB) on a consistent basis.

3.	The “blank check” language has been moved to the subsection “Our Business” on page 4 as requested.

 Risk Factors, page 7

While Yellow7, Inc. expects to apply for listing on the OTC Bulletin Board… page 8

4.	Reference to the Company applying for OTCBB listing has been deleted and clarifying disclosure has been provided.

Selling Security Holders, page 11

5.
Disclosure indicating that with the exception of those selling shareholders who received shares for providing essential services for the Company’s continued growth, none of the other selling shareholders has had, during the past three (3) years, any position, office or material relationship with the Company.

Description of Our Business, page 15

6.
For purposes of clarity, the Company has removed all previous disclosure referencing industry statistics and related disclosure, which would otherwise require a cross-reference to supporting documentation.  Revised disclosure indicating that it is management’s belief that the on-line industry is growing since more companies are going on-line and more consumers are looking on-line to purchase goods and services.

7.	Disclosure relating to companies utilizing and providing advertising services has been deleted for purposes of clarity.

Government Regulation, page 19

8.
Disclosure that the CAN SPAM Act regulates email campaigns which are contracted out to third party companies who are subject to opt in/opt out restrictions.  The Company itself has no extraordinary governmental regulations that affect its business operations.

Government Regulation, page 20

9.
Disclosure indicating net income instead of net revenues has been revised in this section.  Further, reference to the $250,000 has been reconciled with the liquidity discussion in the Management Discussion and Analysis section.  Further disclosure indicating that the Company intends to raise such capital from either debt or equity financing has been provided.

Executive Compensation, page 21

10.	Executive compensation for the fiscal year ended December 31, 2010 has been added to the Executive Compensation table.

Recent Sales of Unregistered Securities, page 26

11.
Language previously disclosed has been revised to reflect that the Company issued seven individuals personal shares at par value based on contributions made to the Company.  The former disclosure was intended to indicate that the two (2) principals of the Company authorized the issuance of such shares by virtue of their respective controlling positions with the Company.

Financial Statements

Statement of Operations, page F-4

12.
We inadvertently filed the incorrect financials in the last amendment and have inserted the properly revised financials as provided by the accountant which properly address this comment.  The Financial Data Summary was revised accordingly.

Revenue recognition, page F-7

13.	As stated in comment 12, the correct financials have been filed and addressed revenue recognition policy.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

___________________
Jason Burgess
President